LIFEZONE METALS LIMITED

Commerce House

1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Anuja A. Majmudar
Irene Barberena-Meissner

Lifezone Metals Limited

Registration Statement on Form F-1

Originally Filed June 23, 2023

File No. 333-272865

September 29, 2023

To the addressees set forth above:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Lifezone Metals Limited (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on September 29, 2023, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Alyssa K. Caples at 212-474-1000 or +44-20-7453-1090. The Company hereby authorizes Alyssa K. Caples to orally modify or withdraw this request for acceleration.

Very truly yours,

LIFEZONE METALS LIMITED

By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

cc:

Chris Showalter

Lifezone Metals Limited